Mail Stop 4720

September 14, 2009

Via U.S. Mail and Facsimile – (260)427-7181

Richard R. Sawyer
Chief Financial Officer
Tower Financial Corporation
116 East Berry St.
Fort Wayne, IN 46802

Re: Tower Financial Corporation
        Form 10-K for the period ended December 31, 2008
        Forms 10-Q for 2009

Dear Mr. Sawyer:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosures to be included in future filings. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Lending Policies, page 3

1.   Please tell us and revise future filings to provide a discussion of your underwriting policies and procedures for major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term.

Form 10-Q for the period ended June 30, 2009

<u>Note 4. Securities Available for Sale, page 10</u>

2.   Regarding your trust preferred security and the significant unrealized loss that you have determined is other-than-temporary as of March 31, 2009 and June 30, 2009, please tell us and revise future filings to include the following:

- Please identify the issuing financial institutions underlying this security, the amount of your investment in each, and the amount of deferrals and defaults experienced on each of the underlying issuers of the pool.

- Please quantify the amount of excess collateral on the trust preferred security as of December 31, 2008, March 31, 2009, and June 30, 2009.

- You state that the individual credit rating from Moody's for this security at March 31, 2009 and June 30, 2009 was Ca. Please confirm that this was the lowest rating if there are multiple ratings of this security.

- You disclose that the pooled trust preferred security was a Preferred Term Security Ltd. Please disclose the pool's numerical identifier, as well as the level of tranche you held.

- Please provide a more detailed discussion of management's analysis that was performed at December 31, 2008 to determine that the impairment was not other-than-temporary, including a discussion of how management considered the illiquidity of this security and the severity and duration of the unrecognized loss.

- Provide a detailed description of how you determined the amount of the unrealized loss that was credit-related. Explain in detail how you determined it was reasonable that such a significant portion of the loss was non-credit-related in light of the severity and duration of the loss. Discuss why management believes its analysis of the net realizable value of this security is more reliable than the market perception of its value, specifically addressing the large disparity in those values.

3.   You state in both your first quarter and second quarter Forms 10-Q that you determined that the trust preferred security was other-than-temporarily impaired in the quarter ended March 31, 2009 but that you did not record that impairment charge until the quarter ended June 30, 2009. Please address the following regarding the timing of your impairment charge which resulted in this error:

- Please tell us and revise future filings to disclose in detail why management recorded the impairment of trust preferred security in the second quarter that was determined to have occurred in the first quarter and was calculated based on the values as of the first quarter.

- More clearly disclose how you determined that recording the loss in the first quarter would not have had a material impact on the results of operations reported in that quarter, and provide us with your materiality analysis for the periods affected. More clearly refer to this as an error.

- Tell us how you considered the timing difference that resulted in this error when evaluating your internal controls over financial reporting and your disclosure controls and procedures during the first and second quarters, clarifying how you determined both were effective.

4.   You disclose on page 13 that during the quarter ended June 30, 2009, you changed the method used for predicting future interest payments in the cash flow model used to evaluate the trust preferred security. Please address the following in both your response as well as your future filings:

- Specify whether using this new methodology as of March 31, 2009 would have resulted in any additional impairment as of that date.

- You state that the new model "doubles the average bank defaults per year going forward." Please tell us and revise your future filings to explain what you mean by this statement and how it effects your analysis. Clearly explain what interest rate you are referring to and whether it is the discount rate used in your cash flow projections. Clearly explain why changing the interest rate would impact the deferral or default rates and disclose the previous rate and the new rate used in your analysis.

- If the new model does result in the default rates doubling, clearly explain how you determined that this would not result in any additional other-than-temporary impairment credit charges.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief